[Moore & Associates letterhead]

July 11, 2007

To the Board of Directors
China Water and Drinks Inc.
17, J Avenue Yijing Garden
Aiguo Road, Luohu District,
Shenzhen City, PRC 518000

Gentlemen:

This letter is to confirm our dismissal as auditor of China Water and Drinks Inc., formerly named UGODS, Inc. (the “Company”) (CIK Number 000-1344133)), effective as of the date hereof.

At this time, there are no accounting disagreements on the financial statements prepared by this firm and filed with the Securities and Exchange Commission. We will be willing to cooperate with successor accountant to try to make a smooth transition for future filings. Further, we agree with the disclosures made by the Company on the Form 8-K.

We have returned to you all original records provided to me in previous engagements. Our working paper files are the property of our firm. These will be maintained by us in accordance with my retention policy. We will consider any requests for copies of documents in out working paper files from you or the successor firm. However, providing such copies is at my discretion. Reasonable copying costs will be due and payable on a COD basis for any documents the successor auditor may require.

If you have any questions regarding this communication, please contact Moore & Associates at 702-253-7499.

Sincerely,

/s/ Moore & Associates

Moore & Associates, Chartered